[redacted]

08029062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mallory Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 old King's Highway, Ste 14
(No. and Street)

Darien (City) Connecticut (State) 06820-4526 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Conrad Weymann, III 203-655-1571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornwell, Douglas Stephen
(Name – *if individual, state last, first, middle name*)

111 East Avenue, Suite 321 (Address) Norwalk (City) Connecticut (State) 06851-5014 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Conrad Weymann, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mallory Capital Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Members' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS S. CORNWELL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

Managing Member
Mallory Capital Group, LLC

I have audited the accompanying statement of financial condition of Mallory Capital Group, LLC (the Company) as of December 31, 2007, and the related statements of income (loss), changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mallory Capital Group, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas S. Cornwell

Douglas S. Cornwell, P.C.
Certified Public Accountant
Norwalk, Connecticut
February 27, 2008

111 EAST AVENUE • SUITE 321 • NORWALK, CT 06851-5014 • TEL 203-853-3010 • TOLL FREE 1-800-626-1040 • FAX 203-853-3012
VOICE MAIL 203-425-6594 • EMAIL DOUGLASCORNWELL@SBCGLOBAL.NET

MALLORY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

		2007
ASSETS		
Current Assets		
CASH	$	189,845
ACCOUNTS RECEIVABLE		1,218,182
OTHER ACCOUNTS RECEIVABLE		1,130
PREPAID EXPENSES		14,960
SECURITY DEPOSITS		12,500
Total Current Assets		1,436,617
Property, Plant and Equipment		
FIXED ASSETS		47,545
ACCUMULATED DEPRECIATION	(	29,860)
Total Property, Plant and Equipment		17,685
Other Assets		
ACCOUNTS RECEIVABLE-LONG-TERM		393,525
Total other assets		393,525
TOTAL ASSETS	$	1,847,827
LIABILITIES AND EQUITY		
Current Liabilities		
ACCOUNTS PAYABLE	$	19,814
ACCRUED EXPENSES		9,000
DEFERRED INCOME		59,000
Total Current Liabilities		87,814
Members' Equity		1,760,013
TOTAL LIABILITIES AND EQUITY	$	1,847,827

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007
Revenues		
FEE INCOME	$	6,038,196
INTEREST INCOME		5,516
CLIENTS REIMBURSEMENTS & OTHER		304
OTHER INCOME		41,653
Total Revenues		6,085,669
General & Administrative		
ADVERTISING		150
EMPLOYEE COMP. & BENEFITS		391,159
EMPLOYMENT TAXES		19,319
PENSION EXPENSE		4,250
OFFICE EXPENSE AND SUPPLIES		24,432
RENTAL EXPENSE		79,487
COMMUNICATIONS & DATA PROCESSING		18,743
MEALS AND ENTERTAINMENT		19,014
TRAVEL		63,150
LEGAL AND PROFESSIONAL FEES	(	453,474)
SUBSCRIPTIONS		10,588
DUES AND FEES		6,230
CLIENT REIMBURSED FEES		9,584
INSURANCE EXPENSE		2,100
DEPRECIATION & AMORTIZATION		11,462
MISCELLANEOUS EXPENSES		10,458
Total General & Administrative		216,652
Net Income	$	5,869,017

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

	2007
Cash flows from operating activities:	
Net income	$ 5,869,017
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,462
Decrease in accounts receivable	551,460
(Increase) in prepaid expenses	(6,401)
Increase (decrease) in accounts payable	(597,444)
Increase (decrease) in accrued expenses	(2,779)
Increase (decrease) in deferred income	59,000
Total adjustments	15,298
Net cash provided (used) by operating activities	5,884,315
Cash flows from investing activities:	
Cash payments for purchase of fixed assets	(2,691)
Net cash (used) by investing activities	(2,691)
Cash flows from financing activities:	
Member withdrawals	(5,930,399)
Net cash(used) by financing activities	(5,930,399)
Net (decrease) in cash and equivalents	(48,775)
Cash and equivalents, beginning	238,620
Cash and equivalents, ending	$ 189,845
Interest paid	$None
Income taxes paid	$None

See accompanying notes.

MALLORY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN
MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

		2007
Balance at December 31, 2006	$	1,821,395
Withdrawals of capital by members	(	5,930,399)
Net income for the current year		5,869,017
Balance at December 31, 2007	$	1,760,013

See accompanying notes.

SCHEDULE I
MALLORY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

	2007
Net Capital	
Total member's equity	$ 1,760,013
	1,760,013
Deductions and/or charges	
Accounts receivable	(1,552,707)
Furniture and equipment, net	(17,685)
Prepaid expenses	(14,960)
Security deposits	(12,500)
Employee advances	(1,130)
	(1,598,982)
Net Capital	161,031
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 19,814
Accrued expenses	9,000
Total aggregate indebtedness	$ 28,814
Minimum net capital required based on aggregate indebtedness	$ 1,922
Minimum dollar requirement	5,000
Net capital requirement(greater of two lines above)	$ 5,000
Excess net capital	$ 156,031
Excess net capital at 1,000%	$ 158,150
Net capital ratio	.18 to 1

There is no material difference between the company's computation and the reconcilement included in the December 31, 2007 Focus Report.

See accompanying notes.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Connecticut Limited Liability Company with three members, two of whom became members effective January 1, 2007. As a limited liability company, each member's liability is limited to amounts reflected in his member account.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with a focus primarily on private placements with institutional and private investors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash is deposited with one financial institution. The FDIC insures cash accounts at banks up to $100,000. At December 31, 2007, the amount on deposit was $189,845.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

3. Commitments and Contingent Liabilities

The Company conducts its operations from facilities that are leased under a five-year noncancelable operating lease expiring on June 30, 2011. The rent liability for the years remaining on the lease is as follow:

Year Ending June 30,	Amount
2008	$80,000
2009	80,000
2010	80,000
2011	80,000
	$320,000

4. Concentration of Revenue

During 2007, two customers accounted for 72% of fees earned, with one providing 41% of the total.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $161,031, which was $156,031 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

6. Employee Benefits Plan

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company may match employees' contributions based on a percentage of salary contributed by participants. The Company's expense for 2007 was $4,250.

7. Consulting fees payable

At December 31, 2006, consulting fees payable to two people totalling $587,944 were reflected. These accounts payable represented agreed-upon shares of accounts receivable received by the Company in early 2007. After the two people who were owed the fees became members of the Company, the payables were removed and the payments were treated as member withdrawals rather than consulting fees. The removal of these accounts payable created a credit to consulting fees of $587,944 and was the main reason for the $453,474 credit in legal and professional fees for 2007.

8. Income Taxes

The Company will file Federal and Connecticut partnership returns. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the managing members. Accordingly, no provision is made for income taxes in the financial statements.

DOUGLAS S. CORNWELL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

Managing Member
Mallory Capital Group, LLC

In planning and performing my audit of the financial statements and supplemental schedule of Mallory Capital Group, LLC (the Company), for the year ended December 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and verifications

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of

111 EAST AVENUE • SUITE 321 • NORWALK, CT 06851-5014 • TEL 203-853-3010 • TOLL FREE 1-800-626-1040 • FAX 203-853-3012
VOICE MAIL 203-425-6594 • EMAIL DOUGLASCORNWELL@SBCGLOBAL.NET

changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, the SEC, the Financial Industry Regulatory Authority (FINRA); and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Douglas S. Cornwell, P.C.
Norwalk, Connecticut
February 27, 2008

END